October 14, 2020
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Scott Anderegg; Erin Jaskot

Re:	Rent-A-Center, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2020
File No. 001-38047
Ladies and Gentlemen:
Rent-A-Center, Inc. (the “Company”) hereby provides the following responses to the comment letter dated September 29, 2020 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Definitive Proxy Statement on Schedule 14A filed on April 23, 2020 (the “Proxy Statement”). For reference, the comments contained in the Comment Letter have been reproduced in bold below. The headings and pages below correspond to the headings and pages of the Proxy Statement. All capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.
Compensation Discussion and Analysis
Annual Cash Incentive Compensation, page 25
1.We note that the Compensation Committee made adjustments to the actual results for EBITDA, cash flow, and consolidated same store sales when determining the payout amount under the annual cash incentive program. Please tell us how the Compensation Committee determined the adjustments to make for each of the categories listed (cost savings initiatives, incremental legal fees and settlements, refranchising, and the acquisition of Merchants Preferred). We also note that operating profit for the fiscal year ended December 31, 2019 increased primarily due to the receipt of a payment of $92.5 million in cash relating to the Vintage Settlement. Please tell us whether adjustments were made for the Vintage Settlement, and, if so, how these adjustments impacted the overall payout amount.
Company Response: The Compensation Committee retains discretion to adjust payouts (both increases and decreases) under the Company’s annual cash incentive program for executives to ensure the program serves its intended purposes and remains aligned with the Company’s growth objectives and strategies. The Compensation Committee believes annual cash incentive compensation should be determined based on core operating results and not be materially impacted by one-time, non-recurring items or items beyond the control of management, whether those items have a positive or negative impact. In addition, the Compensation Committee seeks to ensure the incentive plan is aligned with the Company’s strategic initiatives by making adjustments from time to time under the annual cash incentive plan that incentivize management to pursue value added strategic initiatives.
During the review of 2019 financial results, consistent with past practice, the Company’s management team identified several items which were considered one-time in nature and/or not a measure of core operating results and that, as of early 2019 at the time of establishing the performance levels for the metrics in the 2019 bonus program, were not anticipated or not reasonably estimable. The financial impact was quantified for each item and adjustments, both positive and negative, were determined based on amounts which would eliminate the impact of the particular items on the annual cash incentive compensation program. Each adjustment was presented to the Compensation Committee for consideration and the adjustments were approved by the Compensation Committee individually and in the aggregate. For the 2019 bonus plan, the adjustments approved by the Compensation Committee netted to an overall reduction in both EBITDA and Cash Flow resulting in a decrease in cash incentive compensation paid to executives. No adjustments were made by the Compensation Committee to 2019 consolidated same store sales.
EBITDA for purposes of the cash incentive plan is defined as Adjusted EBITDA as disclosed to the Company’s investors.1 Reported Adjusted EBITDA excludes special items.2 Further adjustments to the EBITDA factor reviewed and approved by the Compensation Committee for EBITDA under the 2019 cash incentive plan included a net reduction of $870 thousand primarily related to the removal of refranchising transaction benefits.
Cash Flow for purposes of the cash incentive plan is defined as Free Cash Flow as disclosed to the Company’s investors, which is calculated as Cash Flow from Operating Activities less the purchase of property assets.3 Adjustments reviewed and approved by the Compensation Committee for cash flow performance under the 2019 cash incentive plan included reductions of $60.8 million in the aggregate and increases of $29 million in the aggregate. Adjustments which reduced Cash Flow included reductions to (a) remove the benefit of the Vintage Capital settlement net of termination expenses, and (b) remove the benefit of refranchising transactions. Adjustments which increased Cash Flow included increases to (w) remove the negative impact of a class action settlement with respect to a lawsuit originally filed in 2017, (x) remove the negative impact of the Merchants Preferred acquisition, (y) remove the negative impact of pre-funding January 2020 payroll due to an end of year ADP payroll system implementation, and (z) remove the negative impact of taxes on the partial sale / lease back of the corporate headquarters building. Cash Flow does not include benefits from the cash payments received from refranchising or the partial sale / lease back of the corporate headquarters since the manner in which Cash Flow is calculated (as described above) would not include proceeds from sales of assets or acquisitions of businesses. Each adjustment listed is net of taxes and no adjustments were made to our cash
1 The payout grid approved by the Compensation Committee under the Company’s annual bonus plan reflected potential EBITDA achievement levels net of the impact of the Company’s annual bonus plan payouts on reported Adjusted EBITDA.
2 For fiscal 2019 special items, approximately $60.7 million of pre-tax gains were excluded from the Company’s reported Adjusted EBITDA related primarily to the Vintage Capital merger termination settlement, gain on the sale of the Company’s corporate headquarters, and insurance proceeds related to the impacts of Hurricane Maria in 2017, partially offset by professional fees and other costs related to the Vintage merger termination, a class action settlement with respect to a lawsuit originally filed in 2017, financial impacts stemming from cost savings initiatives and store closures, state tax audit assessment reserves for tax years prior to 2018, and transaction fees related to the acquisition of Merchants Preferred. These adjustments included both cash and non-cash items.
3 The payout grid approved by the Compensation Committee under the Company’s annual bonus plan reflected potential cash flow achievement levels net of the impact of the Company’s annual bonus plan payouts on reported Free Cash Flow.

flow performance for cost savings initiative expenses. The Vintage Capital settlement adjustment was made to prevent the settlement payment from benefiting the annual cash incentive compensation program. The net impact of the Compensation Committee adjustments resulted in cash flow performance under the 2019 cash incentive plan being reduced by $31.8 million.
Compensation Discussion and Analysis
Long-Term Incentive Compensation, page 26
2.Please tell us how the Compensation Committee determined the amount of the long-term incentive compensation award for each of the named executive officers in 2019. Please also tell us why the amounts disclosed on page 27 appear in brackets.
Company Response: The Compensation Committee believes long-term incentive compensation is a critical element of the executive compensation program to further align the interests of the executive team with the interests of the Company’s stockholders and to provide a longer-term focus. As in prior years and as described in the Proxy Statement, in 2019, the Compensation Committee determined the amount of the long-term incentive compensation awards for the named executive officers taking into account market data for similar positions at peer group companies and the scope of each executive’s role and responsibilities. The market data included data compiled by the Company’s Human Resources department and the peer group benchmarking analysis conducted by the Compensation Committee’s independent consultants, Korn Ferry. Following its consideration of the market data along with the other factors noted above, the Compensation Committee determined the long-term incentive compensation awards for each executive. The bracketed amounts included in the Proxy Statement were accurate. The brackets themselves were inadvertently not removed prior to filing the Proxy Statement with the Commission. However, this error was corrected in the Company’s annual report provided to all investors in advance of the 2020 annual shareholders meeting, which is also available on the Company’s website at https://investor.rentacenter.com/financial-information/annual-reports.
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If you have any questions or desire further information regarding the Company’s responses, please call me at (972) 624-6773.

Sincerely,
/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Secretary
Rent-A-Center, Inc.